

Mail Stop 3561

June 3, 2010

Mr. Timothy L. Frank
Chief Executive Officer and President
Conn's, Inc.
3295 College Street
Beaumont, Texas 77701

>   **RE: Conn's, Inc.**
>   **Amendment No. 1 to Form 10-K and Form 10-K for Fiscal Year**
>   **Ended January 31, 2009**
>   **Filed April 12, 2010 and March 25, 2010**
>   **Form 10-Q for Fiscal Quarter Ended April 30, 2010**
>   **Filed May 27, 2010**
>   **File No. 0-50421**

Dear Mr. Frank:

        We reviewed your response letter dated May 4, 2010 to our comment letter dated April 22, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended January 31, 2010

Financial Statements, page 64

Note 1. Summary of Significant Accounting Policies, page 68
Allowance for Doubtful Account, page 71

1.   We reviewed your response to comment two in our letter dated April 22, 2010 and the associated reserve analysis. Please explain to us or clarify how you calculate the reserve at period end for receivables not sold based on the actual loss rate as this computation does not appear to be presented in the analysis. Please also explain to us the extent to which management adjusts current economic and portfolio performance trends to more accurately represent management's estimate

of expected economic and portfolio performance trends given that (i) the reserve should reflect events or transactions about conditions that exist at the balance sheet date and (ii) charge-offs are a lagging indicator of credit quality. A detailed discussion of the reasons for downward adjustments to the calculated reserve for the combined portfolio not sold given the trend in the aging of credit card receivables would be useful to our understanding. This discussion should explain how management assesses a deterioration or improvement in the aging of outstanding credit card receivables in determining adjustments to the calculated reserve at period end based on the actual loss ratio. In this regard, please specifically discuss and analyze the impact of the trend in the aging of credit card receivables on the reserve calculations for the most recent year and succeeding quarter, and why an improvement in delinquency rates appears to have a greater impact on the as adjusted reserve percentage than deteriorations in delinquency rates.

Form 10-Q for Quarterly Period Ended April 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 28

2.   We note that your revenues and operating performance continued to deteriorate on a comparative basis despite changes in your underwriting guidelines and what appears to be the beginning of improving economic conditions in your markets. We also note your disclosure that (i) sales volumes, gross profit margins and credit portfolio performance, and thus profitability, could be negatively impacted in the future, (ii) declines in your future operating performance could impact compliance with your credit facility covenants and (iii) while you strive to maintain your market share, improve credit portfolio performance and reduce expenses, you will also work to maintain your access to the liquidity necessary to maintain your operations through the challenging times. As such, in future filings please include a discussion of liquidity on a long-term basis and the uncertainties in that regard. Please refer to Item 303(a) of Regulation S-K.

Exhibit 32.1

3.   Please file an amendment to include certifications for the correct reporting period.

As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief